UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            G-III Apparel Group Ltd.
                            ------------------------
                                (NAME OF ISSUER)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    36237H101
                                  -------------
                                 (CUSIP NUMBER)

            Joshua Landes, Wynnefield Partners Small Cap Value, L.P.
      One Penn Plaza, Suite 4720, New York, New York 10119, (212) 760-0814
                                       and
                               Jesse R. Meer, Esq.
                        Berlack, Israels & Liberman, LLP,
           120 West 45th Street, New York, N.Y. 10036, (212) 704-0100
          ------------------------------------------------------------
                       (NAME, ADDRESS AND TELEPHONE NUMBER
          OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                November 19, 1996
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x] (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                              (Page 1 of 6 Pages)

                                  SCHEDULE 13D

--------------------                              ------------------------------
CUSIP NO.  36237H101                              PAGE   2    OF    6     PAGES
--------------------                              ------------------------------
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON:           WYNNEFIELD PARTNERS SMALL CAP VALUE, L. P.
  S.S. OR I.R.S. IDENTIFICATION
  NO. OF ABOVE PERSON:                 13-3688497
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
                        WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS (2)(d) OR (e) [ ]
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OR ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
                                          7 SOLE VOTING POWER
      NUMBER OF                                   337,780
       SHARES                             --------------------------------------
     BENEFICIALLY
       OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                                          --------------------------------------
                                          8 SHARED VOTING POWER
                                                  NONE
                                          --------------------------------------
                                          9 SOLE DISPOSITIVE POWER
                                                  337,780
                                          --------------------------------------
                                          10 SHARED DISPOSITIVE POWER
                                                  NONE
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          337,780  SHARES

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          5.223
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
                        PN
--------------------------------------------------------------------------------

                              (Page 2 of 6 Pages)

--------------------                              ------------------------------
CUSIP NO.  36237H101                              PAGE   3    OF    6     PAGES
--------------------                              ------------------------------
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON:           CHANNEL PARTNERSHIP II
  S.S. OR I.R.S. IDENTIFICATION
  NO. OF ABOVE PERSON:                22-3215653
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
                        WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS (2)(d) OR (e) [ ]
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OR ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
                                          7 SOLE VOTING POWER
      NUMBER OF                                   15,100
       SHARES                             --------------------------------------
     BENEFICIALLY
       OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                                          --------------------------------------
                                          8 SHARED VOTING POWER
                                                  NONE
                                          --------------------------------------
                                          9 SOLE DISPOSITIVE POWER
                                                  15,100
                                          --------------------------------------
                                          10 SHARED DISPOSITIVE POWER
                                                  NONE
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          15,100  SHARES

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          .223
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
                        PN
--------------------------------------------------------------------------------

                              (Page 3 of 6 Pages)

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

     This statement relates to shares of the common stock, par value $.001 per share, of G-III Apparel Group Ltd. (the "Issuer"). The Issuer's principal executive offices are located at 345 West 37th Street, New York, New York 10018.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is being filed by Wynnefield Partners Small Cap Value, L.P., a limited partnership formed under the laws of the State of Delaware (the "Partnership") on behalf of the partnership and Channel Partnership II, another partnership ("Channel"), which owns 15,100 shares of the Issuer. The principal business of the Partnership is investments, and the address of its principal offices is One Penn Plaza, Suite 4720, New York, New York 10119.

     Nelson Obus and Joshua Landes are the general partners of the Partnership, and their principal business address is the same as the Partnership's. The principal occupations of Messrs. Obus and Landes are acting as the general partners and managing investments of the Partnership. Mr. Obus is also the general partner of Channel.

     During the past five years, neither the Partnership, Channel, Mr. Obus nor Mr. Landes (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Messrs. Obus and Landes are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUND OR OTHER CONSIDERATION.

     337,780 shares of the Issuer were purchased by the Partnership for cash aggregating $984,901.32 including commissions. The cash was provided from the working capital of the Partnership. 15,100 shares of the Issuer were purchased by Channel for cash of $41,336.25 which was provided from its working capital.

ITEM 4. PURPOSE OF TRANSACTION.

     All 352,880 shares were purchased for the purpose of investment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The Partnership owns 337,780 shares, and Channel owns 15,100 shares, of the common stock of the Issuer (together, the "Securities"). The Securities represent approximately 5.456% of the common stock of the Issuer outstanding as of July 31, 1996, based on the Issuer's most recent quarterly report on Form 10-Q.

     Messrs. Obus and Landes, the general partners of the Partnership, have the sole power to vote, or to direct the vote, or to direct the sale or other disposition of, the Securities held by the Partnership. Messrs. Obus and Landes, as the general partners of the Partnership, have the sole power to receive or to direct the receipt of the proceeds from the sale of the Securities, or any dividends paid with respect to the Securities held by the Partnership. Mr. Obus has such powers with respect to the Securities held by Channel.

     The Partnership purchased the Securities as set forth in the following table:

                              (Page 4 of 6 Pages)

-------------------------------------------------------------------------------
                                       NUMBER OF SHARES               PURCHASE
DATE OF PURCHASE                          PURCHASED                     PRICE
-------------------------------------------------------------------------------
April 26, 1996                              9,000                    $28,575.00
-------------------------------------------------------------------------------
April 29, 1996                             15,000                     47,625.00
-------------------------------------------------------------------------------
May 2, 1996                                 7,500                     23,812.50
-------------------------------------------------------------------------------
May 3, 1996                                13,000                     41,275.00
-------------------------------------------------------------------------------
May 9, 1996                                 4,000                     12,700.00
-------------------------------------------------------------------------------
May 10, 1996                                3,000                      9,525.00
-------------------------------------------------------------------------------
May 28, 1996                               10,500                     32,025.00
-------------------------------------------------------------------------------
May 29, 1996                                7,000                     21,350.00
-------------------------------------------------------------------------------
June 20, 1996                               5,000                     14,625.00
-------------------------------------------------------------------------------
June 27, 1996                               3,000                      8,775.00
 -------------------------------------------------------------------------------
July 10, 1996                              22,000                     64,350.00
-------------------------------------------------------------------------------
July 11, 1996                              20,000                     58,700.00
-------------------------------------------------------------------------------
July 16, 1996                              10,000                     25,600.00
-------------------------------------------------------------------------------
July 25, 1996                               7,500                     19,125.00
-------------------------------------------------------------------------------
July 29, 1996                               2,500                      6,375.00
-------------------------------------------------------------------------------
September 12, 1996                         20,000                     57,500.00
-------------------------------------------------------------------------------
September 16, 1996                          5,000                     14,375.00
-------------------------------------------------------------------------------
September 19, 1996                          5,000                     14,375.00
-------------------------------------------------------------------------------
September 27, 1996                        `10,000                     28,750.00
-------------------------------------------------------------------------------
September 30, 1996                         10,000                     28,750.00
-------------------------------------------------------------------------------
October 3, 1996                            12,700                     34,290.00
-------------------------------------------------------------------------------
October 8, 1996                             3,500                      9,213.00
-------------------------------------------------------------------------------
October 11, 1996                           12,000                     32,340.00
-------------------------------------------------------------------------------
October 14, 1996                            3,000                      8,055.00
-------------------------------------------------------------------------------
October 16, 1996                            5,300                     14,230.00
-------------------------------------------------------------------------------
October 17, 1996                              800                      2,148.00
-------------------------------------------------------------------------------
October 18, 1996                           10,000                     25,313.00
-------------------------------------------------------------------------------
October 23, 1996                           15,880                     45,258.00
-------------------------------------------------------------------------------

                               (Page 5 of 6 Pages)

-------------------------------------------------------------------------------
                                       NUMBER OF SHARES                PURCHASE
DATE OF PURCHASE                        PURCHASED                       PRICE
-------------------------------------------------------------------------------
October 30, 1996                            3,000                      8,400.00
-------------------------------------------------------------------------------
November 1, 1996                            8,000                     21,920.00
-------------------------------------------------------------------------------
November 5, 1996                            5,100                     13,961.25
-------------------------------------------------------------------------------
November 13, 1996                          10,300                     30,230.50
-------------------------------------------------------------------------------
November 14, 1996                           4,200                     12,503.62
-------------------------------------------------------------------------------
November 18, 1996                          27,500                     85,250.00
-------------------------------------------------------------------------------
November 19, 1996                          27,500                     83,600.00
-------------------------------------------------------------------------------
       TOTAL                              337,780                   $984,901.32
-------------------------------------------------------------------------------

     Channel purchased its 15,100 shares on October 29, 1996 for $41,336.25.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Neither the Partnership, Channel, Mr. Obus nor Mr. Landes has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Securities. None of the Securities is pledged or otherwise subject to a contingency, the occurrence of which would give another person voting or investment power over the Securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   November  21, 1996
-------------------------
         (Date)

                                     WYNNEFIELD PARTNERS SMALL
                                      CAP VALUE, L.P.

                                     By:   /s/  NELSON OBUS
                                         ----------------------------------
                                          (Signature)

                                             Nelson Obus    General Partner
                                         ----------------------------------
                                            (Name/Title)

                               (Page 6 of 6 Pages)